                               FRANKLIN COVEY CO.
                   OFFER TO PURCHASE UP TO 7,333,333 SHARES OF
                     ITS ISSUED AND OUTSTANDING COMMON STOCK
                               AT $6.00 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN TIME, ON DECEMBER 21, 2001, UNLESS THE OFFER IS EXTENDED BY THE COMPANY.

Franklin Covey is offering to purchase up to 7,333,333 shares of our common stock at a purchase price of $6.00 per share, payable in cash. This offer is subject to, and contingent on, the completion of the sale of our wholly-owned subsidiary, Premier Agendas, Inc., to School Specialty Inc. and our receipt of the proceeds from that sale, which will permit us to retire our existing credit facilities and provide us with cash to fund the purchase of the shares. This offer is also subject to certain additional terms and conditions set forth herein and in the related Letter of Transmittal. The purchase price for the shares of common stock will be paid promptly following the completion of the offer. You may tender all or a portion of the shares of common stock you hold.

THIS OFFER TO PURCHASE IS NOT CONDITIONED UPON A MINIMUM NUMBER OF SHARES BEING TENDERED BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE OFFER: CONDITIONS OF THE OFFER."

Any holder of shares of common stock desiring to tender his or her shares should complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, mail or otherwise deliver it, together with the certificate evidencing your shares to Alpine Fiduciary Services, Inc. (the "Depositary") at one of the addresses set forth on the Letter of Transmittal and the back cover of this offer.

NEITHER FRANKLIN COVEY NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER YOUR SHARES OF COMMON STOCK. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES. WE HAVE BEEN ADVISED THAT EXECUTIVE OFFICERS, DIRECTORS, AND AFFILIATES HOLDING AN AGGREGATE OF 5,701,896 SHARES OF COMMON STOCK AND 807,688 SHARES OF PREFERRED STOCK DO NOT INTEND TO TENDER SHARES HELD BY THEM INTO THIS OFFER. ONE OF OUR DIRECTORS HAS INDICATED HIS INTENTION TO TENDER 57,000 SHARES OF COMMON STOCK HELD BY HIM.

Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol FC. On November 12, the day before we announced our intention to make this offer, the last reported sale price of the common stock on the NYSE Composite Tape was $5.03 per share and on November 23, 2001, the last trading day prior to this offer, the last reported sales price was $5.78. You are urged to obtain current market prices for the common stock prior to tendering your shares.

Questions or requests for assistance or for additional copies of this offer to purchase, the Letter of Transmittal, or other offering materials may be directed to the Information Agent, Georgeson Shareholder Communications, Inc., at 800-223-2064.

FRANKLIN COVEY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER YOUR SHARES FOR PURCHASE PURSUANT TO THIS OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FRANKLIN COVEY.

This offer is not being made to, nor will any tender of shares be accepted from or on behalf of, stockholders in any jurisdiction in which the making of this offer or the acceptance of any tender of shares therein would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the offer in any such jurisdiction.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 DEALER MANAGERS

          THINKEQUITY PARTNERS                         GEORGESON SHAREHOLDER
                 LLC                                   SECURITIES CORPORATION
   222 SOUTH NINTH STREET, SUITE 2800               17 STATE STREET, 10TH FLOOR
      MINNEAPOLIS, MINNESOTA 55402                    NEW YORK, NEW YORK 10004

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

                                TABLE OF CONTENTS

SUMMARY TERM SHEET........................................................................................1
INTRODUCTION..............................................................................................3
Summary Terms of the Offer................................................................................3
General Information.......................................................................................3
Forward-Looking Information...............................................................................3
THE OFFER.................................................................................................4
Number of Shares; Expiration Date.........................................................................4
Acceptance for Payment and Payment for Shares.............................................................5
Procedures for Accepting the Offer and Tendering Shares...................................................6
Withdrawal Rights.........................................................................................9
Conditions of the Offer...................................................................................9
Price Range of Common Stock..............................................................................11
Purpose of the Offer.....................................................................................11
Information Concerning Franklin Covey....................................................................12
Plans and Proposals......................................................................................12
Unaudited Pro Forma Condensed Financial Statements.......................................................13
Source of Funds for and Expenses of the Offer............................................................16
Interests of Directors and Officers; Transactions and Agreements Concerning the Shares...................16
Material Federal Income Tax Consequences.................................................................19
Legal Matters; Regulatory Approvals......................................................................21
Extension of Tender Period; Termination; Amendments......................................................21
Additional Information...................................................................................22


                               SUMMARY TERM SHEET


We are offering to purchase up to 7,333,333 shares of our common stock at a cash purchase price of $6.00 per share. The following are some of the questions that you, as a stockholder, may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this offer and the accompanying Letter of Transmittal.

WHAT WILL I RECEIVE IF I DECIDE TO TENDER MY SHARES FOR CANCELLATION?

We will pay you cash in the amount of $6.00 for each share properly tendered. If your shares are held of record in your name and the certificates are submitted directly to the Depositary you will not be required to pay a brokerage commission on the shares that you tender. If your shares are held by your broker or a bank or other nominee, you should consult with your broker or bank to determine the fees that you might have to pay.

WHEN WILL I RECEIVE PAYMENT FOR SHARES?

The cash price of $6.00 will be paid promptly following the completion of the offer. No interest will accrue and no interest will be paid on the cash amount payable, regardless of when paid.

DO I HAVE TO TENDER ALL OF MY SHARES?

No. You may tender all or any portion of the shares held by you. If you hold less than 100 shares (a round lot) and you represent in your transmittal letter that these are all the shares that you own, your shares will be acquired and not subject to pro ration in the event that more than 7,333,333 shares are tendered.

DOES THE COMPANY HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If all 7,333,333 shares of common stock are tendered and accepted by us, we will be required to pay an aggregate of $44 million. This offer is contingent, on, among other things, the completion of the transaction with School Specialty ,the receipt of the proceeds from that sale, and the retirement of our existing credit facilities. On receipt of the proceeds from the sale of Premier Agendas, the Company will have sufficient cash to retire its existing debt and purchase all shares subject to the offer.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have until Midnight, Eastern time, on December 21, 2001, the expiration date, to deliver your Letter of Transmittal and the necessary accompanying documents to the Depositary, unless such date is extended by the Company in its sole discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern time, on the next business day after the date on which the offer was previously scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

This offer is not conditioned on a minimum number of shares being tendered. However, the offer is subject to the completion of the transaction with School Specialty, the receipt of the funds from that sale, the retirement of our current debt obligations, and a number of other conditions. See "The Offer:
Conditions to the Offer."

WHAT DO FRANKLIN COVEY AND ITS BOARD OF DIRECTORS THINK OF THE OFFER?

The board of directors has approved the offer to purchase up to 7,333,333 shares of our common stock at $6.00 per share. Neither Franklin Covey nor our board is recommending whether or not holders of common stock should tender their shares. Each holder will need to make an individual determination as to whether or not to tender their shares.

HOW DO I TENDER MY SHARES?

You can tender your shares by completing and sending the enclosed Letter of Transmittal, together with any other documents required by the Letter of Transmittal, and your stock certificates to the Depositary, Alpine Fiduciary Services, Inc. at one of the addresses set forth on the back of this offer. If your shares are held in "street name" for you by your broker, you must instruct your broker to tender the shares on your behalf or obtain certificates registered directly in your name. If the certificates for your shares are not immediately available, you may tender your shares by using the procedure for guaranteed delivery. If you are a holder of our Series A Preferred Stock, you must elect to convert your shares to common stock and tender the common stock issuable on conversion in accordance with the foregoing procedures. See "Procedures for Accepting the Offer and Tendering Shares."

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES AND UNTIL WHAT TIME CAN I WITHDRAW THEM?

You can withdraw previously tendered shares at any time until the expiration date, including any extension, if the offer is extended by the Company. To withdraw tendered shares you must deliver a written notice of withdrawal, or facsimile thereof, with the required information to the Depositary while you still have the right to withdraw the tendered shares. Once withdrawn, you may re-tender shares only by again following one of the delivery procedures.

IN WHAT ORDER WILL TENDERED SHARES BE PURCHASED?

If less than 7,333,333 shares are tendered and accepted, we will purchase all such shares. If more than 7,333,333 shares are tendered, we will first purchase shares from tendering holders who own less than 100 shares and who have represented that such shares are all of the shares owned by such holder. We will then purchase the remaining number of shares, up to 7,333,333, from tendering holders, pro rata based on the number of shares tendered by each.

WHAT ARE THE MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES IF I TENDER MY SHARES?

Under federal tax provisions, for most United States stockholders, the sale of the shares on acceptance of the tender will generally be recognized as a capital gain or loss based on the difference between $6.00 per share and the tax basis of the shares tendered. Such gain or loss would be taxed at long-term or short-term rates depending on the time you have held your shares that you tender. It is possible, however, depending upon your individual circumstances, that you may be subject to United States federal income tax on the entire amount paid to you as if it were ordinary or dividend income. Other special tax rules may apply to you in your individual circumstances. In particular, non-United States stockholders (who do not establish to the Depositary in the manner required that they are entitled to an exception) will be subject to withholding of United States federal income at a 30% rate on the entire amount paid to them. Such non-United States holders should submit a properly completed IRS Form W-8BEN to the Depositary. See "The Offer--Material Federal Income Tax Consequences."

TO AVOID BACKUP WITHHOLDING OF UNITED STATES FEDERAL INCOME TAX AT A 30.5% RATE, STOCKHOLDERS WHO ARE UNITED STATES PERSONS SHOULD SUBMIT TO THE DEPOSITARY THE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

You can call Georgeson Shareholder Communications, Inc., which is acting as Information Agent, at 800-223-2064.

                                  INTRODUCTION

SUMMARY TERMS OF THE OFFER

Franklin Covey hereby offers to purchase up to 7,333,333 shares of our common stock, par value $0.05 per share, at a purchase price of $6.00 per share, payable in cash and without interest. This offer is subject to the terms and conditions set forth herein and in the related Letter of Transmittal. We are not making a recommendation as to whether or not you should tender your shares. We determined to make the offer because we believe that the purchase of our shares at the offer price is a good use of corporate funds. In addition, the offer may provide additional liquidity to stockholders who may wish to sell their position in the Company and minimize the transaction costs involved for certain stockholders wishing to liquidate all or a portion of their position in the common stock of the Company.

On November 13, 2001, we entered into an agreement to sell one of our wholly-owned subsidiaries, Premier Agendas, to School Specialty, for $152.5 million dollars, plus approximately $13 million of net working capital distributions. We anticipate using the majority of the proceeds to retire our existing debt to lenders, thereby decreasing our exposure to adverse changes in the business environment in which we operate and increasing our flexibility in responding to new developments. Our existing credit facilities require us to obtain the consent of our lenders for many of the actions we may consider, including, for example, any repurchase of our stock. Once our debt is retired, we have designated approximately $44 million of the remaining proceeds to fund the potential acquisition of up to 7,333,333 shares of our common stock pursuant to this offer and to pay associated costs. This offer, therefore, is conditioned on the closing of the transaction with School Specialty, the receipt of those funds, and the retirement of our existing bank indebtedness. In addition, the offer is conditioned on certain other matters described in more detail under the caption "Conditions of the Offer."

NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER THE SALE OF YOUR SHARES IS APPROPRIATE FOR YOU.

GENERAL INFORMATION

As of November 1, 2001, we had 19,881,553 shares of common stock issued and outstanding and 852,157 shares of our Series A Preferred Stock, convertible into 6,086,836 shares of common stock, issued and outstanding. The shares of Series A Preferred Stock are convertible at the election of the holders and can be converted into common stock and that common stock tendered into this offer. Directors, officers, and affiliates collectively holding 5,701,896 shares of common stock and 807,688 shares of Series A Preferred Stock have indicated that they do not intend to tender the shares held by them. One of our directors has indicated he currently intends to tender 57,000 shares held by him.

Our common stock is listed on the NYSE under the symbol FC. On November 12, 2001, the day before we announced our intention to make this offer, the last reported sales price for our common stock on the NYSE Composite Tape was $5.03 per share. On November 23, 2001, the last trading day prior to this offer, the last reported sale price of our common stock was $5.78 per share. Stockholders are urged to obtain current market prices for the common stock before tendering their shares.

FORWARD-LOOKING INFORMATION

This document contains and incorporates by reference statements that are not historical facts and constitute projections, forecasts, and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (which is not applicable to forward-looking statements made in connection with tender offers) with respect to our business, financial condition and results of operations. These projections, forecasts, and forward-looking statements are also found in our public filings, including in our annual and quarterly reports under the caption "Business and Management's Discussion and Analysis of Financial Condition and Results of Operations." You can generally identify forward-looking statements by looking for words such as may, will, expect, intend, estimate, anticipate, believe or continue. Variations on those or similar words, or the negatives of such words, also may indicate forward-looking statements.

These forward-looking statements are based on certain assumptions and are subject to a number of risks and uncertainties. Such uncertainties include, but are not limited to:

     o    management of costs to reflect reduced operations;
     o dependence on continued market acceptance of existing products and services;
     o    the timing and consumer acceptance of new product introductions;
     o    competition;
     o    the number and nature of customers and their product orders;
     o    pricing of our products and services;
     o    pending and threatened litigation; and
     o other risk factors, including those detailed from time to time in our press releases, reports to stockholders and our filings with the Securities and Exchange Commission. See "Additional Information".

These forward-looking statements are based on management's expectations as of the date of this document, or if incorporated by reference from a document as of an earlier date, the earlier date. Actual future performance and results could differ materially from those contained in or suggested by these forward-looking statements as a result of the factors described above and elsewhere in this offer. You are cautioned not to place undue reliance on these projections, forecasts, and forward-looking statements.

                                    THE OFFER

NUMBER OF SHARES; EXPIRATION DATE

On the terms and subject to the conditions described herein and in the accompanying Letter of Transmittal, we will purchase up to 7,333,333 shares of our common stock at a purchase price of $6.00 per share. If you tender certificates registered in your name directly to the Depositary, you will not be obligated to pay brokerage commissions or solicitation fees on the purchase of your shares under this offer. If you hold your shares through a broker or a bank, you should consult with your broker or bank to determine any fees that may be applicable if you tender your shares through them. You may tender all or any part of the shares that you own. The expiration date is Midnight, Eastern time, on December 21, 2001, unless we elect to extend the offer, in which case we will make a public announcement of the extended date. This offer is not conditioned on any minimum number of shares being tendered. However, the offer is conditioned on the closing of the transaction with School Specialty, the receipt of the proceeds therefrom, the retirement of our bank debt, and certain other conditions. See the discussion under the caption "Conditions of the Offer" below. If more than 7,333,333 shares are tendered and not withdrawn, we will accept the tender of any block of shares of less than 100 so long as the holder has indicated that they are all of our shares held by such holder in the Letter of Transmittal accompanying such shares, and then will purchase an additional amount, up to an aggregate of 7,333,333 shares, pro rata, based on the number of shares tendered by each stockholder. If your shares are accepted, you will be entitled to receive a cash payment of $6.00 per share that will be paid as quickly as practicable subsequent to the closing of the offer.

Subject to the applicable regulations of the SEC, we expressly reserve the right, in our reasonable discretion, to: (i) terminate the offer and not accept for payment any shares upon the occurrence of any of the conditions specified in "Conditions of the Offer"; and (ii) waive any condition or otherwise amend the offer in any respect, by giving oral or written notice of such delay, termination, waiver, or amendment to the Depositary and, to the extent required by governing law, by making a public announcement thereof. Any such extension, delay, termination, or amendment will be followed as promptly as practicable by public announcement, mailing a notice to all stockholders, or filing a Form 8-K, such announcement in the case of an extension, to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. Subject to applicable law and without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by a press release or by filing a Form 8-K.

If we make a material change in the terms of the offer or other information concerning the offer, or if we waive a material condition of the offer, we may extend the offer to the extent required by governing law. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the number of shares sought, generally depends on the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the number of shares subject to the offer, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

If, prior to the expiration date, we decide to decrease the number of shares being sought or to increase or decrease the consideration being offered in the offer, such decrease in the number of shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose shares are accepted for payment pursuant to the offer whether they have tendered their shares before or after the change.

For purposes of this offer, a "business day" means any day other than a Saturday, Sunday, or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern time.

Under applicable law, we may not make any purchases, or arrange for such purchases, of our common stock or any right to purchase our common stock otherwise than pursuant to the offer until at least ten business days after the expiration date of the offer.

This offer to purchase and the related Letter of Transmittal will be mailed to record holders of our common stock whose names appear on our stockholder list and will be furnished, for subsequent transmittal to beneficial owners of shares, to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for (and thereby purchase) up to 7,333,333 shares of our common stock that are properly tendered and not properly withdrawn prior to the expiration date. All questions as to the satisfaction of the procedures for tender or withdrawal will be determined by us in our reasonable discretion, which determination will be final and binding. See "Number of Shares; Expiration Date" and " Conditions of the Offer."

Promptly after the expiration date, we will accept for payment and pay a purchase price in cash of $6.00 per share for up to 7,333,333 shares of our common stock properly tendered and accepted by us.

For purposes of the offer, we will be deemed to have accepted for payment (and thereby purchased) shares of our common stock validly tendered and not properly withdrawn as, if, and when we give oral or written notice to the Depositary of our acceptance for payment of such shares pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for shares accepted for purchase pursuant to the offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose shares have been accepted for payment. Under no circumstances will interest on the purchase price for shares be paid, regardless of any delay in making such payment.

In all cases, payment for shares of our common stock tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of: (i) the certificates evidencing such shares pursuant to the procedures set forth in "Procedures for Accepting the Offer and Tendering Shares"; (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees; and (iii) any other documents required under the Letter of Transmittal.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.

PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

In order for a holder of shares of our common stock to validly tender shares pursuant to the offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of the addresses set forth on the back cover of this offer and either: (i) the share certificates evidencing tendered shares must be received by the Depositary prior to the expiration date; or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. If your stock is held in a brokerage account or in the name of a bank, trust, or other holder on your behalf, you need to instruct such holder to tender your shares on your behalf or obtain a certificate registered directly in your name. As a result of delays inherent in obtaining a certificate registered directly in your name, you may be unable to submit your certificates to the Depositary prior to the expiration date if you elect this method. In such event, your shares would not be accepted for purchase.

A STOCKHOLDER WHO HOLDS SHARES THROUGH A BROKER OR BANK IS URGED TO CONSULT THE BROKER OR BANK TO DETERMINE WHETHER TRANSACTION COSTS ARE APPLICABLE IF THE STOCKHOLDER TENDERS SHARES THROUGH THE BROKER OR BANK AND NOT DIRECTLY TO THE DEPOSITARY.

If you are a holder of our Series A Preferred Stock and you wish to tender shares of common stock issuable on conversion, you must complete the notice of conversion included in the Letter of Transmittal and submit it to the Depositary, accompanied by the certificates representing your shares of Series A Preferred Stock.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY TO THE DEPOSITARY PRIOR TO THE EXPIRATION DATE.

SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") except in cases where shares are tendered: (i) by a registered holder of shares [(which term, for purposes of this section, will include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility")], who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or (ii) for the account of an Eligible Institution. If a share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be returned to a person other than the registered holder(s), then the share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the share certificate, with the signature(s) on such share certificate or stock powers guaranteed by an Eligible Institution.

In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent's Message (as defined below) in the case of a book-entry transfer or the specific acknowledgment in the case of a tender through the Automated Tender Offer Program of the Book-entry Transfer Facility, and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including certificates for shares, the Letter of Transmittal, and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, we recommend that stockholders use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the shares for purposes of the offer at the Book-Entry Transfer Facility within two business days after the date of this offer, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the shares by causing the Book-Entry Transfer Facility to transfer shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (1) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), with any required signature guarantees, an Agent's Message in the case of a book-entry transfer or the specific acknowledgment in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility, and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase before the Expiration Date; or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Participants in the Book-Entry Transfer Facility may tender their shares in accordance with the Automated Tender Offer Program to the extent it is available to them for the shares they wish to tender. A stockholder tendering through the Automated Tender Offer Program must expressly acknowledge that the stockholder has received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against them.

GUARANTEED DELIVERY. If a stockholder desires to tender shares of our common stock pursuant to the offer and the certificates evidencing the stockholder's shares are not immediately available or the stockholder cannot deliver the share certificates and all other required documents to the Depositary prior to the expiration date, the shares may nevertheless be tendered, provided that all the following conditions are satisfied:

         (a)     the tender is made by or through an Eligible Institution;

         (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form included with this offer is received prior to the expiration date by the Depositary as provided below; and

         (c) the certificates, in proper form for transfer, together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery.

In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of the share certificates evidencing such shares, and the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, together with any other documents required by the Letter of Transmittal.

DETERMINATION OF VALIDITY. All questions as to the number of shares to be accepted, the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of shares will be determined by us in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be improper. We also reserve the absolute right to waive any condition of the offer or any defect or irregularity in the tender of any shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. Neither we, nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the offer, including the Letter of Transmittal and the instructions thereto, will be final and binding.

LOST, DESTROYED, OR STOLEN CERTIFICATES. If any certificates for the shares have been lost, destroyed, or stolen, stockholders should contact the Depositary immediately at the address and telephone number set forth on the back cover of this offer to purchase. In such event, the Depositary will forward additional documentation necessary to be completed in order to surrender effectively such lost, destroyed, or stolen certificates. The purchase price with respect to the relevant shares will not be paid until the procedures for replacing lost, destroyed, or stolen certificates have been followed.

TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT OF THE PURCHASE PRICE FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT THE STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE FORM W-9 IN THE LETTER OF TRANSMITTAL OR ESTABLISH THAT IT IS ENTITLED TO AN EXEMPTION FROM BACKUP WITHHOLDING IN THE MANNER REQUIRED. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 30.5% OF ANY PAYMENTS MADE TO THE STOCKHOLDER.

TENDERING STOCKHOLDER'S REPRESENTATION AND WARRANTY; OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that (a) you have a "net long position" (as defined in Rule 14e-4 promulgated by the SEC under the Exchange
Act) in the shares or equivalent securities at least equal to the shares tendered by you within the meaning of Rule 14e-4; (b) the tender of shares complies with Rule 14e-4; and (c) you own the shares, free and clear of any claim or encumbrance, and have full right and authority to sell the shares to us without the consent of any other person. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered the shares in accordance with the terms of the offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering stockholder and us upon the terms and conditions of the offer.

CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO US. ANY SUCH DOCUMENTS DELIVERED TO US WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

WITHDRAWAL RIGHTS

Tenders of shares of our common stock made pursuant to the offer are irrevocable except that the tendered shares may be withdrawn at any time prior to the expiration date and, if not accepted for payment by us pursuant to the offer, may also be withdrawn after that time. If we extend the offer, if we delay in our acceptance for payment of shares, or if we are unable to accept shares for payment pursuant to the offer, the Depositary may, nevertheless, on our behalf, retain tendered shares, and the shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section.

For a withdrawal to be effective, a written, telegraphic, or facsimile transmission notice of withdrawal must be received by the Depositary in a timely manner at the address set forth on the back cover page of this offer. Any notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares, if different from that of the person who tendered the shares. If certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of these certificates, the certificate number shown on the certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the shares have been tendered for the account of an Eligible Institution.

All questions as to the form and validity (including the time of receipt) or any notice of withdrawal will be determined by us, in our reasonable discretion, and our determination will be final and binding. We are not under any duty to give notification of any defects or irregularities in any notice of withdrawal and we will not incur any liability for failure to give any such notification.

Any shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer and, if certificates representing such shares have been submitted, they will be returned in accordance with the instructions of the withdrawing stockholder. Withdrawn shares may be re-tendered for purposes of the offer prior to the expiration date by following one of the procedures described in "Procedures for Accepting the Offer and Tendering Shares."

CONDITIONS OF THE OFFER

Notwithstanding any other provision of the offer, it is conditioned on, and we shall have the right to amend or terminate the offer and not accept for payment or pay for any shares tendered pursuant to the offer, unless the following conditions have been satisfied in full or, at our sole discretion, waived:

         (1) The proposed sale of Premier Agendas to School Specialty shall have closed and we shall have received the proceeds therefrom a minimum of two days prior to the expiration date.


         (2) All unpaid principal of and accrued and unpaid interest on the loans, all unreimbursed draws under any letter of credit, and unpaid fees and all expenses, reimbursements, indemnities and our other obligations arising under that certain Credit Agreement dated as of July 10, 2001 (as amended to date, the "Credit Agreement") by and among us, Bank One, NA and Zions First National Bank, as Lenders, Bank One, NA, as Agent and LC Issuer, and Zions First National Bank, as Swing Line Lender, and arising under the Loan Documents executed in connection therewith (as defined therein), including, without limitation, all obligations relating to (i) a revolving line of credit in the approximate amount of $38 million, (ii) a term loan in the approximate amount of $54 million and (iii) all obligations relating to swap, collar, hedge, floor or other rate management agreements in the approximate amount of $5 million, have been fully and finally paid by us.

         (3) At least ten days shall have expired since we have provided notice to the holders of our Series A Preferred Stock of the approval by the written consent of the holders of the necessary majority of such stock of this tender offer.

The closing of the Premier Agendas sale is subject to a number of conditions, including obtaining Hart Scott Rodino clearance. In the event that one or more of the conditions to closing are not satisfied, the sale of Premier Agendas may not be consummated. In that event, we would not have the cash available to purchase any shares that might be tendered under this offer and would withdraw our offer to purchase shares. If the offer is withdrawn, we will instruct the Depositary to return certificates representing shares that had previously been tendered.

In addition, we shall have the right to amend or terminate this offer and not accept for payment or pay for shares tendered if any of the following conditions exist:

         (1) There shall have been threatened, instituted, or pending any action or proceeding by any government or governmental, regulatory, or administrative agency, authority, or tribunal, or any other person, domestic, or foreign, including any holder of our Series A Preferred Stock, before any court, authority, agency, or tribunal that directly or indirectly: (i) challenges the making of the offer, the acquisition of some or all of the shares pursuant to the offer or otherwise relates in any adverse manner to the offer; or (ii) in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations, or prospects and or otherwise materially impair in any way the contemplated future conduct of our business.

         (2) There shall have been any action threatened, pending, or taken, or approval withheld, or any statute, rule, regulation, judgment, order, or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency, or tribunal that, in our reasonable judgment, would or might directly or indirectly: (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the offer; (ii) restrict our ability to accept for payment or pay for some or all of the 7,333,333 shares subject to the offer; or (iii) materially and adversely affect our business, condition (financial or otherwise), income, operations, or prospects.

         (3) There shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange, national quotation system, or in the over-the-counter market; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) the commencement of a war, armed hostilities, or other international or national calamity, directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory, or administrative agency or authority on, or any event that, in our reasonable judgment, might materially and adversely affect the extension of credit by banks or other lending institutions in the United States;
(v) any change in the general political, market, economic, or financial condition in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, operations, or prospects; or
(vi) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

         (4) A tender or exchange offer for the shares of our common stock on terms more favorable to the stockholders, or any merger, business combination, or other similar transaction with or involving us shall have been proposed, announced, or made by any person.

         (5) (i) any entity, person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock (other than any such person, entity, or group who has filed a Schedule 13D or Schedule 13G with the SEC on or before November 23, 2001); (ii) any such entity, group, or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before the expiration date of the offer shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or (iii) any person, entity, or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our assets or securities other than in connection with a transaction authorized by our board of directors.

         (6) Any change or changes shall have occurred in our business, financial condition, assets, income, operations, prospects, or stock ownership that, in our reasonable judgment, is of or may have a material adverse consequence to us.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time prior to the expiration date in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of that right; the waiver of any right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration date.

PRICE RANGE OF COMMON STOCK

The common stock is listed and principally traded on the NYSE under the symbol FC. The following table sets forth the high and low sales prices of the common stock on the NYSE Composite Tape for the fiscal quarters indicated:

             Quarter Ended                        High Sale           Low Sale
             -------------                        ---------           --------

             November 27, 1999                      $  8.69           $  7.00
             February 26, 2000                      $ 10.19           $  6.81
             May 27, 2000                           $ 11.19           $  6.88
             August 31, 2000                        $  8.25           $  6.38
             November 25, 2000                      $  9.63           $  6.56
             February 24, 2001                      $  9.00           $  7.00
             May 26, 2001                           $  8.70           $  6.45
             August 31, 2001                        $  7.15           $  4.49
             August 31 through November 23, 2001    $  7.00           $  2.04

On November23 2001, the last trading day prior to the making of this offer, the last reported sale price of the common stock on the NYSE Composite Tape was $5.78 per share. On November 12, 2001, the day before we announced our intention to make a tender offer, the last reported sale price was $5.03 per share. YOU ARE URGED TO OBTAIN CURRENT MARKET PRICES FOR THE COMMON STOCK PRIOR TO TENDERING YOUR SHARES.

PURPOSE OF THE OFFER

With the recent trading prices for our common stock, which have ranged down to almost $2 per share, we believe that this offer provides us with an opportunity to repurchase some of our outstanding common shares at a price deemed favorable by the Company and, consequently, reduce our common share base. To the extent that we are able to generate profits in the future, a reduced number of shares would result in higher per share earnings. We believe that the offer is consistent with our long term goal of increasing stockholder value.

In addition, the volume of trading in our shares is limited, and we believe that frequently significant imbalances may exist from time to time in the supply and demand for our shares. As a result, the trading price for our stock may be susceptible to significant changes in response to buying or selling pressure. In such circumstances, if a stockholder elects to sell a significant number of shares, the trading price for the stock may be adversely affected, reducing the amount the stockholder could realize on the sale. We believe that this offer provides additional liquidity for stockholders wishing to sell their stock without adversely affecting the trading price.

Finally, we believe that the offer may reduce transaction costs for certain stockholders wishing to sell all or a portion of their shares. For those stockholders who can submit certificates registered in their name directly to the Depositary, there will not be any brokerage commission or other fee associated with the sale. Stockholders who hold their shares through a broker or other nominee holder should contact that holder to determine the fees associated with tendering shares. See "PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES."

NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER YOUR SHARES, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION ON OUR BEHALF. YOU ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER AND TO CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR SHARES FOR SALE.

INFORMATION CONCERNING FRANKLIN COVEY

GENERAL. We are a professional services firm that provides offerings which we believe help individuals and organizations to better identify, focus on and achieve the things which matter most to them. These main offerings include:

     o    Time Management and Organization;
     o    Leadership Skills;
     o    Sales Skills Management.

We provide tools and services to professionals and organizations through training seminars, our approximately 170 retail stores, catalog operations and through the Internet at www.franklincovey.com. Our products include the popular Franklin Planner, best selling books such as 7 Habits of Highly Effective People and functional electronic tools such as the Palm Pilot planning device. Our services include consulting, assessment measurement and training to help professionals and organizations become more effective.

Our principal executive offices are located at 2200 West Parkway Boulevard, Salt Lake City, Utah 84119-2331, and our telephone number is (801) 975-1776.

PLANS AND PROPOSALS.

The genesis of our strategic realignment and organizational restructuring was announced in fiscal 2000. The objectives of that plan were to produce sustainable long-term growth and to build stockholder value. With the pending sale of Premier Agendas, those overall objectives remain the same. In addition, we believe that the proceeds from the sale of Premier Agendas will allow us to expedite our restructuring efforts and focus our resources on growing our organizational and consumer business segments. To that end, we are currently pursuing a three-part business plan to (i) transform the Company financially;
(ii) realign it organizationally; and (iii) reposition it strategically. The financial restructuring efforts include the elimination of indebtedness, the reduction of our common and preferred share base, and the reduction of operating costs and capital expenditures. The organizational realignment initiative is expected to streamline operations around our major customer groups, allocate our best human resources to key positions, and minimize central support infrastructure. Through strategic repositioning, we expect to strengthen and grow our core offerings, aggressively target selected market segments, and expand our market power through strategic partnerships and alliances. While there can be no assurance that these actions will be successful, we believe that this plan will help us to achieve our long-term objectives to enhance stockholder value.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

On November 13, 2001, Franklin Covey signed a definitive agreement to sell Premier Agendas, a wholly owned subsidiary of the Company, for $152.5 million in cash. In addition, the Company will retain approximately $13 million of Premier Agendas' working capital. The divestiture is subject to regulatory approval and other customary closing conditions. The Company expects to recognize a significant gain from the sale of Premier Agendas and anticipates that the sale will be completed during December 2001. The Company anticipates utilizing a portion of the proceeds to pay off its term loans and revolving credit line. Through means of this tender offer, the Company also intends to purchase up to 7,333,333 shares of its common stock at a purchase price of $6.00 per share. The offer is subject to the completion of the sale of Premier Agendas and subsequent retirement of the Company's existing credit facilities, as well as other conditions. Although a definitive agreement has been signed for the sale of Premier Agendas, there can be no assurance that the sale will be completed for the disclosed price and during the expected timeframe.

The intent of the unaudited pro forma condensed financial statements is to present the Company's financial position and results of operations on a stand alone basis as of and for the fiscal year ended August 31, 2001 assuming the consummation of the sale of Premier Agendas, the retirement of the Company's existing credit facilities, and the purchase of 7,333,333 shares of its common stock at a purchase price of $6.00 per share (collectively, the "Transactions"). The unaudited pro forma condensed financial statements are based upon the historical financial statements of the Company and its subsidiaries, and should be read in conjunction with the Company's most recent 1934 Act filings with the Securities and Exchange Commission. See "Additional Information."

The unaudited pro forma condensed balance sheet as of August 31, 2001 assumes that the Transactions were completed as of that date and reflects the pro forma adjustments to give effect to the Transactions. The unaudited pro forma condensed statement of operations for the fiscal year ended August 31, 2001 assumes that the Transactions were effective September 1, 2000 (the first day of the most recently completed fiscal year) and reflects the pro forma adjustments to give effect to the Transactions. In the opinion of management of the Company, all adjustments necessary to present fairly such unaudited pro forma condensed financial statements have been made based on the proposed terms and structure of the Transactions.

The unaudited pro forma condensed financial statements are for illustrative purposes only. Such information does not purport to be indicative of actual results which would have occurred had the Transactions been effected on the dates indicated, nor is it indicative of actual or future operating results or financial position that may occur upon the closing of the Transactions.

                               FRANKLIN COVEY CO.
                  Unaudited Pro Forma Condensed Balance Sheet
                              As of August 31, 2001
                                 (in thousands)

                                                                         FRANKLIN       PREMIER       PRO FORMA
                                                                           COVEY        AGENDAS      ADJUSTMENTS
                                                                         (NOTE 1)       (NOTE 2)       (NOTE 3)          PRO FORMA
                                                                       ------------   ------------   ------------      -------------

                                         ASSETS
Current assets:
     Cash and cash equivalents                                         $    14,864    $     5,252    $    10 011  (a)  $     19,623
     Accounts receivable, net                                               78,827         51,462              -             27,365
     Inventories                                                            45,173          2,904              -             42,269
     Other assets                                                           26,813          1,625         12,900  (b)        38,088
                                                                       ------------   ------------   ------------      -------------
          Total current assets                                             165,677         61,243         22,911            127,345

Property and equipment, net                                                104,876          6,814              -             98,062
Goodwill and other intangibles, net                                        225,805         45,224              -            180,581
Other assets                                                                38,711              -         (1,678) (c)        37,033
                                                                       ------------   ------------   ------------      -------------
                                                                       $   535,069    $   113,281    $    21,233       $    443,021
                                                                       ============   ============   ============      =============


                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Lines of credit                                                   $     9,750    $     9,750    $         -       $          -
     Accounts payable                                                       26,671          7,107              -             19,564
     Accrued liabilities                                                    50,979          7,646         26,308  (d)        69,641
     Current portion of long-term debt and capital lease obligations        13,674          1,720         (8,211) (e)         3,743
                                                                       ------------   ------------   ------------      -------------
          Total current liabilities                                        101,074         26,223         18,097             92,948

Line of credit                                                              35,576              -        (35,576) (f)             -
Long-term debt and capital lease obligations, less current portion          49,940            412        (48,000) (g)         1,528
Other liabilities                                                           38,597          3,521         (4,184) (h)        30,892
                                                                       ------------   ------------   ------------      -------------
          Total liabilities                                                225,187         30,156        (69,663)           125,368
                                                                       ------------   ------------   ------------      -------------

Shareholders' equity:
     Preferred stock                                                        82,995              -              -             82,995
     Common stock                                                            1,353              -              -              1,353
     Additional paid-in capital                                            223,898         55,521         55,521  (i)       223,898
     Retained earnings                                                     167,475         28,799         75,425  (j)       214,101
     Notes and interest receivable from sales of common stock to
     related parties                                                       (35,977)             -              -            (35,977)
     Accumulated other comprehensive loss                                   (5,467)        (1,195)         4,600  (k)           328
     Treasury stock at cost                                               (124,395)             -        (44,650) (l)      (169,045)
                                                                       ------------   ------------   ------------      -------------
          Total shareholders' equity                                       309,882         83,125         90,896            317,653
                                                                       ------------   ------------   ------------      -------------
                                                                       $   535,069    $   113,281    $    21,233       $    443,021
                                                                       ============   ============   ============      =============

                              See accompanying notes to unaudited pro forma condensed financial statement

                               FRANKLIN COVEY CO.
              Unaudited Pro Forma Condensed Statement of Operations
                       For the Year Ended August 31, 2001
                      (in thousands, except per share data)

                                                                    FRANKLIN         PREMIER         PRO FORMA
                                                                      COVEY          AGENDAS        ADJUSTMENTS
                                                                    (NOTE 1)         (NOTE 2)         (NOTE 4)           PRO FORMA
                                                                  ------------     ------------     ------------       -------------

Sales                                                             $   525,333      $    84,987      $         -        $    440,346
Cost of  sales                                                        226,760           33,159                -             193,601
                                                                  ------------     ------------     ------------       -------------

     Gross margin                                                     298,573           51,828                -             246,745

Selling, general and administrative                                   259,987           34,015                -             225,972
Depreciation and amortization                                          45,879            5,688                -              40,191
                                                                  ------------     ------------     ------------       -------------

     Loss from operations                                              (7,293)          12,125                -             (19,418)

Equity in earnings of unconsolidated subsidiary                         2,088                -                -               2,088
Interest income                                                         3,467              288                -               3,179
Interest expense                                                       (9,078)            (747)           7,659 (a)            (672)
                                                                  ------------     ------------     ------------       -------------

     Loss before provision for income taxes                           (10,816)          11,666            7,659             (14,823)
Provision for income taxes                                                267            3,363              184 (b)          (2,912)
                                                                  ------------     ------------     ------------       -------------

     Net loss                                                         (11,083)           8,303            7,475             (11,911)
Preferred stock dividends                                               8,153                -                -               8,153
                                                                  ------------     ------------     ------------       -------------

     NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                 $   (19,236)     $     8,303      $     7,475        $    (20,064)
                                                                  ============     ============     ============       =============

Basic and diluted net loss per common share                       $     (0.95)                                         $      (1.56)
                                                                  ============                                         =============

Basic and diluted weighted average number of
     common and common equivalent shares                               20,199                            (7,333)(c)          12,866
                                                                  ============                      ============       =============


                              See accompanying notes to unaudited pro forma condensed financial statement

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS


NOTE 1:  FRANKLIN COVEY'S CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The amounts included in this column of the pro forma condensed balance sheet as of August 31, 2001 and the statement of operations for the fiscal year ended August 31, 2001 were derived from the historical consolidated financial statements of the Company and its subsidiaries, including Premier Agendas.


NOTE 2:  PREMIER AGENDAS' HISTORICAL FINANCIAL INFORMATION

The amounts included in this column of the pro forma condensed balance sheet as of August 31, 2001 and the statement of operations for the fiscal year ended August 31, 2001 were derived from the historical financial statements of Premier Agendas, which include Premier Agendas, Inc. (a Washington corporation) and Premier School Agendas Ltd. (an Ontario corporation). Premier Agendas' historical financial statements exclude certain amounts related to the leadership training business which will be retained by the Company, in accordance with the terms of the purchase agreement. The amounts are being eliminated from the Franklin Covey consolidated data to give effect to the sale of Premier Agendas.


NOTE 3:  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET - PRO FORMA ADJUSTMENTS

The following reflects the pro forma adjustments included in the unaudited pro forma condensed balance sheet for the Company as of August 31, 2001, which give effect to the Transactions:


(a)    Adjustments to cash and cash equivalents as follows:
          Proceeds from sale of Premier Agendas                                                 $  152,500,000
          Payment of fees associated with sale of Premier Agendas                                     (900,000)
          Pay off of the Company's credit facilities                                               (91,787,000)
          Retire interest rate swap agreement                                                       (4,600,000)
          Purchase shares of the Company's common stock                                            (44,000,000)
          Payment of fees associated with the purchase of the Company's common stock                  (650,000)
          Payment of accrued interest related to the Company's credit facilities                      (552,000)
                                                                                               ----------------
                                                                                                $   10,011,000
                                                                                               ================

(b)    Adjustment to other current assets related to retaining a portion of Premier
       Agendas' working capital                                                                 $   12,900,000
                                                                                               ================

(c)    Adjustment to other long-term assets related to the write-off of deferred loan
       costs                                                                                    $   (1,678,000)
                                                                                               ================
(d)    Adjustments to accrued liabilities as follows:
          Income taxes payable related to the gain on the sale of Premier Agendas               $   26,860,000
          Payment of accrued interest on the Company's related to
          credit facilities                                                                           (552,000)
                                                                                               ----------------
                                                                                                $   26,308,000
                                                                                               ================

(e)    Adjustment to current portion of long-term debt and capital lease obligations
       related to paying off the Company's credit facilities                                    $   (8,211,000)
                                                                                               ================

(f)    Adjustment to line of credit related to paying off the Company's credit facilities       $  (35,576,000)
                                                                                               ================

(g)    Adjustment to long-term debt and capital lease obligations related to paying off
       the Company's credit facilities                                                          $  (48,000,000)
                                                                                               ================

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS


 (h)   Adjustments to other long-term liabilities as follows:
          Retire interest rate swap agreement                                                   $   (4,600,000)
          Deferred tax liability for the gain on the sale of Premier Agendas                           416,000
                                                                                               ----------------
                                                                                                $   (4,184,000)
                                                                                               ================

(i)    Elimination of Premier Agendas' additional paid-in capital                               $   55,521,000
                                                                                               ================

(j)    Adjustments to retained earnings as follows:
          Gain on the sale of Premier Agendas before taxes                                      $   80,180,000
          Income taxes related to gain on the sale of Premier Agendas                              (27,276,000)
          Retained earnings of Premier Agendas                                                      28,799,000
          Retire interest rate swap agreement                                                       (4,600,000)
          Write-off of deferred loan costs                                                          (1,678,000)
                                                                                               ----------------
                                                                                                $   75,425,000
                                                                                               ================

(k)    Adjustments to accumulated comprehensive loss to retire interest rate swap
       agreement                                                                                $    4,600,000
                                                                                               ================

(l)    Adjustments to treasury stock as follows:
          Purchase of shares of the Company's common stock                                      $  (44,000,000)
          Fees associated with the purchase of the Company's common stock                             (650,000)
                                                                                               ----------------
                                                                                                $  (44,650,000)
                                                                                               ================


NOTE 4: UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED AUGUST 31, 2001 - PRO FORMA ADJUSTMENTS

The following reflects the pro forma adjustments included in the unaudited pro forma condensed statement of operations for the Company for the year ended August 31, 2001, which give effect to the Transactions:

    (a) Adjustment reflects reduction of interest expense related to the Company paying off approximately $92 million of debt associated with its credit facilities in connection with the Transactions.

    (b) Adjustment reflects the amount necessary to appropriately state the Company's income tax provision as a result of the Transactions, which reduced interest expense and non-deductible goodwill amortization.

    (c) Adjustment reflects the purchase of 7,333,000 shares of the Company's common stock.


SOURCE OF FUNDS FOR AND EXPENSES OF THE OFFER

If 7,333,333 shares are tendered into the offer, the purchase price to us would be an aggregate of $44 million. We intend to use the proceeds of the sale of Premier Agendas to School Specialty to retire our existing debt, and thereby relieve the Company of negative loan covenants that would prevent the purchase of the shares and to provide the cash necessary to purchase shares pursuant to the offer and to pay related fees and expenses of the offer. The closing of the sale of Premier Agendas is subject to Hart Scott Rodino clearances and to satisfaction of other customary closing conditions. While this transaction is currently scheduled to close mid-December 2001, in the event that a closing condition is not satisfied or waived, we may not be able to complete the sale. In such event, we would not have funds available to purchase shares tendered to us in response to this offer and we would withdraw the offer.

We have retained ThinkEquity Partners and Georgeson Shareholders Securities Corporation to act as Dealer Managers in connection with the offer. We also retained ThinkEquity Partners to act as our financial advisor in connection with the sale of Premier Agendas to School Specialty and to provide financial advising services subsequent to the completion of this offer. ThinkEquity Partners and Georgeson Shareholder Securities Corporation will receive usual and customary fees in connection with this offer, including, reimbursement for certain expense for their services as Dealer Managers.

ThinkEquity and Georgeson Shareholders Securities will also be indemnified against certain liabilities in connection with their engagement as Dealer Mangers, including certain liabilities under the federal securities laws.

We have retained Georgeson Shareholder Communications to act as Information Agent and Alpine Fiduciary Services, Inc. to act as Depositary in connection with the offer. The Information Agent and Depositary will receive reasonable and customary compensation for its services, will be reimbursed by us for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws.

We will also incur costs for professional services, printing, and mailing this offer, filing fees with regulatory agencies, and other miscellaneous expenses in connection with the offer.

Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the Depositary. We will, upon request, reimburse brokers, dealers, and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in this offer.

Other than the proceeds from the sale of Premier Agendas, we have no alternative financing arrangements or plans to seek alternative financing arrangements to fund the purchase of the shares of common stock tendered to us. In the event that the Premier Agendas sale does not close, we will withdraw this offer and will not purchase any shares previously tendered.

INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES

         The following table sets forth information as of November 1, 2001, with respect to the beneficial ownership of shares of Common Stock and Series A Preferred Stock by each person known by the Company to be the beneficial owner of more than 5% of Common Stock or Series A Preferred Stock, by each director, highly compensated executive officers, and by all directors and officers as a group. Unless noted otherwise, each person named has sole voting and investment power with respect to the shares indicated. The percentages set forth below have been computed without taking into account treasury shares held by the Company and are based on 19,881,533 shares of Common Stock and 852,157 shares of the Series A Preferred Stock outstanding as of November 1, 2000. In cases where stockholders own both Common Stock and Series A Preferred Stock, the number of shares shown assumes the conversion of the Series A Preferred Stock into the Common Stock and the issued and outstanding Common Stock is increased by an equal amount for that stockholder. The shares of Series A Preferred Stock are shown on an "as converted basis" with approximately 7.14 shares of Common Stock issuable on conversion of each share of Series A Preferred Stock.

                                                                                        BENEFICIAL OWNERSHIP AS OF
                                                                                             NOVEMBER 1, 2001
                                                                                       -----------------------------
                                                                                         NUMBER OF      PERCENTAGE
                                                                                           SHARES        OF CLASS
                                                                                       ---------------  ------------
COMMON STOCK AND COMMON STOCK EQUIVALENTS:
Knowledge Capital Investment Company(1)(2).............................................   6,784,059         26.4%
   2200 Ross Avenue, Suite 42-W
   Dallas, Texas 75201
Stephen R. Covey(3)....................................................................   1,927,384           9.7
  C/o Franklin Covey Co.
  2200 West Parkway Boulevard
  Salt Lake City, Utah 84119-2331
Dimensional Fund Advisors, Inc.........................................................   1,553,800           7.8
   1299 Ocean Avenue
   Santa Monica, California  90401
Dennis R. Webb(3)(4)...................................................................   1,075,712           5.4
   c/o Franklin Covey Co.
   2200 West Parkway Boulevard
   Salt Lake City, Utah 84119?2331
Yacktman Asset Management(1)...........................................................   1,085,049           5.4
   303 West Madison
   Chicago, Illinois  60606
Hyrum W. Smith(3)(4)...................................................................     470,637           2.4
Stephen M. R. Covey....................................................................     371,662           1.9
Robert A. Whitman(2)...................................................................     315,210           1.6
Val John Christensen(5)................................................................     307,156           1.5
Mikell Rigg McGuire(5).................................................................     251,549           1.3
Darl McBride(5)........................................................................     246,768           1.2
Joel C. Peterson.......................................................................     144,474            *
Donald J. McNamara(2)..................................................................      82,210            *
Steven C. Wheelwright..................................................................      30,000            *
Robert H. Daines(6)....................................................................      20,002            *
Brian A. Krisak(2).....................................................................      10,000            *
E. J. "Jake" Garn......................................................................       4,000            *
Dennis G. Heiner.......................................................................       3,000            *
Kay E. Stepp...........................................................................       3,000            *
All directors and executive officers
   As a group (22 persons)(1)(2)(4)(5).................................................  11,591,353         45.0%
----------------------

* Less than 1%.

(1) The Series A Preferred Stock is convertible into Common Stock at a rate of approximately 7.14 shares of Common Stock for each share of Series A Preferred Stock. The number of shares shown for Knowledge Capital Investment Company and Yacktman Asset Management include 807,668 and 10,284 shares of the Series A Preferred Stock, respectively, shown on an as converted basis as 5,769,057 and 73,454 shares of Common Stock respectively. The holdings of Knowledge Capital Investment Company and Yacktman Asset Management represent 94.8% and 1.2% of the issued and outstanding Series A Preferred Stock, respectively.

(2) Messrs. Krisak and McNamara, each of whom is a director of the Company, are principals of the private investment firm that sponsors Knowledge Capital and therefore may be deemed the beneficial owner of the Common Stock and the Series A Preferred Stock and the shares of Common Stock into which the Series A Preferred Stock may be converted. Each of Messrs. Krisak and McNamara disclaim beneficial ownership of the Common Stock and the Series A Preferred Stock and of the Common Stock into which the Series A Preferred Stock may be converted.

(3)  The share amounts indicated for Hyrum W. Smith are owned of record by Hyrum
     W. Smith as trustee of The Hyrum W. Smith Trust with respect to 329,700 shares; those indicated for Dennis R. Webb, by Dennis R. Webb as trustee of The Lighthouse Foundation with respect to 82,500 shares; and those indicated for Stephen R. Covey by Stephen R. Covey as Trustee of The Gathering For Zion Foundation with respect to 505,000 shares; and for SRSMC, LLC with respect to 40,000 shares; and for SANSTEP Properties, LLC with respect to 1,382,384 shares. Messrs. Smith and Webb are the respective trustees of those trusts and foundations, having sole power to vote and dispose of all shares held by the respective trusts and foundations, and may be deemed to have beneficial ownership of such shares. Mr. Covey, as a trustee of the Gathering for Zion Foundation and as co-manager of SRSMC, LLC and SANSTEP, LLC, has shared voting and dispositive control over the shares held by those entities and may be deemed to have beneficial ownership of such shares.

(4) Some of the share amounts indicated as beneficially owned are subject to options granted to other directors, officers and key employees of the Company by the following persons in the following amounts: Hyrum W. Smith, 49,350 shares, and Dennis R. Webb, 19,500 shares.

(5) The share amounts indicated include shares subject to options currently exercisable held by the following persons in the following amounts: Val John Christensen, 54,150 shares; Stephen M. R. Covey, 12,500 shares; Mikell Rigg McGuire, 16,250 shares; and all executive officers and directors as a group, 115,400 shares.

(6) The share amounts indicated for Robert H. Daines include 5,000 shares owned by Tahoe Investments, L.L.C., a Utah limited liability company, of which Mr. Daines is a member.

Except as described in the next paragraph, neither Franklin Covey, nor to the best of our knowledge, any of our directors, executive officers, or affiliates had any transactions involving shares of our common stock during the 60 business days prior to the date of this offer.

Pam Walsh, an Executive Vice-President, purchased 3,630 shares of our common stock in an open market transaction on November 11, 2001, at a purchase price of $6.25 per share. Brian A. Krisak, and Donald J. McNamara, members of our board of directors, acquired an aggregate of 92,210 shares of our common stock in a privately negotiated transaction from two stockholders and employees, at the request of such individuals, at a price of $2.85 per share on October 1, 2001. Robert A. Whitman, our Chief Executive Officer, acquired 92,210 shares of our common stock in a privately negotiated transaction from two stockholders and employees, at the request of those stockholders on October 1, 2001, at a price of $2.85 per share. In addition, Mr. Whitman acquired 200,000 shares from Dennis
R. Webb, at the request of Mr. Webb, on October 2, 2001, at a price of $2.50 per share. Mr. Whitman has informally agreed to permit Mr. Webb to rescind the transaction by delivering to him the purchase price paid in the original transaction. Dennis G. Heiner, a member of our board of directors acquired 10,000 shares of our common stock in an open market transaction on October 4, 2001, at a price of $3.66 per share. None of the foregoing officers and directors intend to tender shares in the offer.

Except for outstanding options to purchase common stock granted from time to time to certain of our employees (including executive officers) and directors pursuant to our option plans, our tax qualified employee stock purchase plan, and our management stock purchase loan program in which key employees (including executive officers) participate and various administrative agreements related thereto, and except as otherwise described herein, neither Franklin Covey nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding or proxies, consents or authorizations.

In connection with the sale of Premier Agendas, we have agreed to repurchase stock options held by executive officers of that subsidiary, since they will no longer be employed by Franklin Covey. We have agreed to purchase an aggregate of options to purchase 132,500 shares of common stock with an exercise price of $6.875 per share from five holders, at a purchase price of $2.50 per option. This commitment is dependent on the successful closing of the Premier Agendas transaction and will not be consummated until ten business days subsequent to the closing of this tender offer. As previously stated, one of our directors currently intends to tender 57,000 shares held by him in this offer.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

GENERAL. The following summary of material federal income tax consequences of the purchase of shares pursuant to this offer is based on the Internal Revenue Code of 1986, as amended to date, applicable proposed and final Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change. This summary is included for general information purposes only and does not attempt to describe all of the possible tax consequences that could result from this offer. Your tax treatment may vary depending upon your individual circumstances and you are strongly advised to consult your own tax advisor with respect to the specific tax consequences to you of participating (or not participating) in the offer.

Sales of shares of our common stock by stockholders pursuant to the offer will be taxable transactions for United States federal income tax purposes and may also be taxable transactions under applicable state, local, foreign, and other tax laws. This discussion is limited to United States federal income tax consequences of the sale of shares and is based upon laws, regulations, rulings, and decisions now in effect, all of which are subject to change, possibly retroactively. No ruling as to any matter discussed in this summary has been requested or received from the Internal Revenue Service.

EXCHANGE TREATMENT. Under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of shares pursuant to the offer generally will be treated as a "sale or exchange" if the receipt of cash (a) is "substantially disproportionate" with respect to the tendering stockholder; (b) results in a "complete redemption" of all of the stock of the Company owned by the tendering stockholder; or (c) is "not essentially equivalent to a dividend," with respect to the tendering stockholder. If any of those three tests is satisfied, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the offer and the stockholder's tax basis in the shares sold pursuant to the offer. Recognized gain or loss will be capital gain or loss, assuming the shares were held as capital assets, which will be long-term capital gain or loss if the shares are held for more than one year. Certain types of stockholders (including insurance companies, tax-exempt organizations, financial institutions, broker dealers, foreign stockholders and stockholders who acquired their shares upon the exercise of options or otherwise as compensation), may be subject to special rules not discussed herein.

Capital gain recognized by an individual upon the sale of a capital asset that has been held for more than one year will generally be subject to tax at a rate not to exceed 20%. Capital gain recognized from the sale of a capital asset held by an individual for one year or less will be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will be subject to tax at the tax rates applicable to the corporation.

Capital losses recognized by an individual upon the sale of capital assets are allowed only to the extent of capital gains from the sale of capital assets plus $3,000 for any tax year. Capital losses not utilized in any taxable year by an individual may be carried forward indefinitely and allowed to the extent of capital gains plus $3,000 in any future taxable year. Capital losses recognized by a corporation upon the sale of capital assets are allowed only to the extent of gains from the sale of capital assets. Capital losses not utilized in any taxable year by a corporation generally must first be carried back and allowed to the extent of capital gains in the three preceding taxable years and then may be carried forward and allowed to the extent of capital gains in the five succeeding taxable years.

APPLICATION OF SECTION 302. In determining whether any of the tests under
Section 302 of the Code is satisfied, stockholders must take into account not only the shares of Company stock they actually own, but also any shares of Company stock they are deemed to own pursuant to the constructive ownership rules of Section 318 of the Code. Pursuant to those constructive ownership rules, a stockholder is deemed to own shares of stock actually owned, and in some cases constructively owned, by certain related individuals or entities, and any stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

The receipt of cash upon the sale of shares pursuant to the offer will be "substantially disproportionate" with respect to the tendering stockholder if, among other things, the percentage of the outstanding shares of Company voting stock and common stock, respectively, actually and constructively owned by the stockholder immediately following the sale of shares pursuant to the offer (treating as no longer outstanding all shares purchased pursuant to the offer) is less than 80% of the percentage of the outstanding Company voting stock and common stock, respectively, actually and constructively owned by such stockholder immediately before the sale of shares pursuant to the offer (treating as outstanding all shares purchased pursuant to the offer). Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances. The receipt of cash by a tendering stockholder will result in a "complete redemption" of the stockholder's interest in the Company if all the stock actually and constructively owned by the stockholder is sold pursuant to the offer or otherwise or all of the stock actually owned by the stockholder is sold and, if applicable, the stockholder is eligible to waive and does effectively waive attribution of all stock constructively owned by the stockholder in accordance with Section 302(c) of the Code. Stockholders should consult their tax advisors with respect to the application of the "complete redemption" test to their particular facts and circumstances.

Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test and the "complete redemption" test, such stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's sale of shares pursuant to the offer results in a "meaningful reduction" in the stockholder's proportionate interest in the Company. Whether a meaningful reduction has occurred, and, therefore, whether the receipt of cash by a tendering stockholder will be "not essentially equivalent to a dividend," will depend upon the individual stockholder's facts and circumstances. Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should, therefore, consult their tax advisors as to its application in their particular situations.

DIVIDEND TREATMENT. If none of the three tests under Section 302 of the Code is satisfied, the receipt of cash by a tendering stockholder pursuant to the offer will be treated as a dividend taxable as ordinary income to the extent paid out of the Company's current or accumulated earnings and profits (without any offset for the tendering stockholder's basis in the tendered shares). Any portion of the cash received by the tendering stockholder that is not paid out of the Company's current or accumulated earnings and profits will first be a tax-free return of capital to the extent of the stockholder's tax basis in the shares and then a capital gain from the sale or exchange of property.

In the case of a corporate stockholder, if the cash paid is treated as a dividend, the dividend income may be eligible for the 70% dividends received deduction, subject to certain limitations. The dividends received deduction may not be available if, among other things, the corporate stockholder does not satisfy certain holding period requirements with respect to the shares or if the shares are treated as "debt financed portfolio stock" within the meaning of
Section 246A(c) of the Code. Generally, if a dividend equals or exceeds 10% of a corporate stockholder's tax basis in the Company stock and the corporate stockholder has not held the stock for more than two years, the dividend may be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case such corporate stockholder's tax basis in shares of the Company's stock retained would be reduced, but not below zero, by the amount of the dividends received deduction and any amount of non-taxed dividend in excess of basis would be treated as capital gain in the taxable year in which received. In the case of any redemption of stock which is not pro rata as to all stockholders, any amount treated as a dividend under the rules of Section 302 of the Code is treated as an extraordinary dividend without regard to the corporate stockholder's holding period or the amount of the dividend. Corporate stockholders should consult their tax advisors as to the availability of the dividends received deduction and the application of Section 1059 of the Code.

BACKUP WITHHOLDING. "Backup withholding" at a rate of 30.5% will apply to payments made to stockholders pursuant to the offer unless the stockholder has furnished its taxpayer identification number in the manner prescribed in applicable Treasury regulations, has certified under penalties of perjury that such number is correct, has certified as to no loss of exemption from backup withholding, and meets certain other conditions. Any amounts withheld from payments made to stockholders pursuant to the offer under the backup withholding rules generally will be allowed as a refund or a credit against such stockholder's United States federal income tax liability, provided the required information is furnished to the IRS.

To avoid the imposition of the backup withholding, stockholders who are United States persons should submit to the Depositary the Form W-9 included with the Letter of Transmittal, and stockholders who are non-United States persons should submit to the Depositary Form W-8BEN. Stockholders should consult their tax advisors to determine whether or not they will be treated as a United States person for purposes of backup withholding.

FOREIGN STOCKHOLDERS. Any payment to a tendering stockholder who is a nonresident alien individual, or that is a foreign trust, foreign estate, or a foreign corporation, partnership, or other entity, will be subject to withholding of United States federal income taxes at a 30% rate unless it is established to the satisfaction of the Depositary that an exemption from or reduced rate of withholding is available under a tax treaty or that an exemption from withholding is applicable because the tendered shares are held in connection with the conduct of a trade or business in the United States. This 30% withholding will apply even if the foreign stockholder has provided the required certificate to avoid backup withholding. If the sale of shares by a foreign stockholder is treated as a sale or exchange rather than a dividend under Section 302 of the Code, the foreign stockholder may, depending upon individual circumstances, be entitled to seek a refund from the Internal Revenue Service for any United States tax withheld. STOCKHOLDERS WHO MAY BE TREATED AS "FOREIGN" FOR UNITED STATES FEDERAL INCOME TAX PURPOSES ARE PARTICULARLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF PARTICIPATING (OR NOT PARTICIPATING) IN THE OFFER.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE UNITED STATES FEDERAL INCOME TAX LAW AND OTHER RELEVANT AUTHORITIES NOW IN EFFECT, WHICH ARE SUBJECT TO CHANGE, POSSIBLY RETROACTIVELY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL, OR FORIEGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER AND THE EFFECT OF THE RULES DESCRIBED ABOVE.

LEGAL MATTERS; REGULATORY APPROVALS

We are not aware of any license or regulatory permit that we believe is material to our business that might be adversely affected by our purchase of shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the purchase by us of shares as contemplated herein. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. We are unable to predict whether we will be required to delay the acceptance for payment of, or payment for, shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

We expressly reserve the right, in our reasonable discretion and at any time or from time to time, to extend the period of time during which this offer is open. There can be no assurance, however, that we will exercise our right to extend this offer. During any such extension, all shares previously tendered will remain subject to the offer, except to the extent that such shares may be withdrawn. We also expressly reserve the right, in our reasonable discretion,
(a) to terminate the offer and not accept for payment any shares not theretofore accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified above in "Conditions of the Offer" by giving oral or written notice of such termination to the stockholders by making a public announcement thereof and
(b) at any time or from time to time amend the offer in any respect. Amendments to the offer may be effected by public announcement. Without limiting the manner in which we may choose to make public announcement of any termination or amendment, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a press release, except in the case of an announcement of an extension of the offer, in which case we will have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice will be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(2) promulgated by the SEC under the Exchange Act.

If we materially change the terms of this offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules proscribe the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in the amount of the consent payment or a change in percentage of securities sought). The length of such minimum period will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The offer will continue or be extended for at least ten business days from the time we publish, send or give to holders of shares a notice that we will (a) increase or decrease the amount of the consideration payable or (b) increase (except for an increase not exceeding 2% of the outstanding subject shares) or decrease the percentage of subject shares sought.

ADDITIONAL INFORMATION

We are subject to the informational filing requirements of the Exchange Act and, in accordance therewith, file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of such persons in transactions with us and other matters. These reports and other informational filings required by the Exchange Act are available for inspection at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549 and also are available for inspection and copying at the regional offices of the commission located at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, such as us. The SEC's Web site address is HTTP://WWW.SEC.GOV. Information regarding Franklin Covey may also be obtained at the offices of The New York Stock Exchange, 20 Broad Street, New York, NY 10005.

The SEC allows us to incorporate by reference other documents filed with the SEC, which means that we can disclose important information to you by referring you to other documents. The documents that are incorporated by reference are legally considered to be a part of this prospectus. The documents incorporated by reference are:

     o    Annual Report on Form 10-K for the year ended August 31, 2000;
     o Quarterly Reports on Form 10-Q for the fiscal quarters ended November 25, 2000, February 24, 2001, and May 26, 2001; and
     o Any filings with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the expiration of the offer.

You should rely only on the information included in this offer or incorporated herein by reference. We have not authorized anyone to provide you with any different information.

The information contained in this offer about Franklin Covey should be read in conjunction with the information contained in the documents incorporated by reference.

We will provide without charge to each person to whom a copy of this offer is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Franklin Covey, 2200 West Parkway Boulevard, Salt Lake City, Utah 84119, Attention: Richard Putnam (telephone: (801) 817-7134). In order to ensure timely delivery of the documents prior to the expiration date, any such requests should be made by December 17, 2001.

This offer constitutes part of an Issuer Tender Offer Statement on Schedule TO filed with the SEC by us pursuant to Section 13 of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule TO and all other exhibits thereto are incorporated by reference into this offer.

                        THE DEPOSITARY FOR THE OFFER IS:

                         ALPINE FIDUCIARY SERVICES, INC.


                  BY MAIL:                            BY FACSIMILE TRANSMISSION                            BY HAND:
                                                  (FOR ELIGIBLE INSTITUTIONS ONLY):
      Alpine Fiduciary Services, Inc.                                                            17 State Street - 28th Floor
  c/o Georgeson Shareholder Communications                  (201) 460-2889                            New York, NY 10004
                    Inc.                                                                              Attn: Mark Zimkind
               P.O. Box 2065                        CONFIRM FACSIMILE TRANSMISSION
            South Hackensack, NJ                            BY TELEPHONE:
                 07606-9974
                                                            (201) 896-5648


                                                        BY OVERNIGHT COURIER:

                                                          111 Commerce Road
                                                         Carlstadt, NJ 07072
                                                       Attn: Reorg. Department

Questions or requests for assistance or for additional copies of this offer, the Letter of Transmittal, or other offering materials may be directed to the Information Agent at its address and telephone number set forth below.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                   [GEORGESON SHAREHOLDER COMMUNICATIONS LOGO]

                   GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                           17 State Street, 10th Floor
                            New York, New York 10004

                 Banks and Brokers Call Collect: (212) 440-9800
                    All Other Call Toll Free: (800) 223-2064



                     THE DEALER MANAGERS FOR THE OFFER ARE:


    [THINKEQUITY PARTNERS LOGO]                [GEORGESON SHAREHOLDER SECURITIES LOGO]


     THINKEQUITY PARTNERS LLC                GEORGESON SHAREHOLDER SECURITIES CORPORATION
222 South Ninth Street, Suite 2800                   17 State Street, 10th Floor
   Minneapolis, Minnesota 55402                        New York, New York 10004

          (415) 512-2908                    Banks and Brokers Call Collect: (212) 440-9800
                                               All Other Call Toll Free: (800) 445-1790

                                NOVEMBER 26, 2001